Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

07024744

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:corina.ross@misys.co.uk

20 June 2007

SUPPL

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of a trading statement and an announcement confirming the appointment of Mr Jim Malone as a director of Misys plc. These are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Corina Ross
Group Secretariat Manager

Enc

PROCESSED
JUN 29 2007
THOMSON
FINANCIAL

RECEIVED
2007 JUN 26 A 5:55
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

S:\Corporate Governance\SEC Compliance\SEC Filing\Filing cover letters\20.06.07 Filing cover letter special.doc

MISYS

Misys is... Creating value



REG-Misys: Trading Statement <MSY.L>

Released: 20/06/2007

---

20 JUNE 2007
FOR IMMEDIATE RELEASE

MISYS plc
TRADING STATEMENT

Misys plc, the global software and solutions company, today (20 June 2007) issues a trading statement for the year ended 31 May 2007. Misys plc preliminary results will be announced on 24 July 2007.

Commenting on trading, Mike Lawrie, Chief Executive, Misys plc, said:
"This statement confirms that the turnaround of Misys is proceeding in line with our expectations.

We are pleased with early progress executing the strategy we announced in March. The cost actions are on target and have delivered improvement in margin and profitability. Revenue is flat and this is largely consistent with first half results but we have much work yet to do, particularly in our Healthcare business. We said that this first phase of the turnaround process would be about improving profitability and efficiency as well as getting the costs out so that we can re-invest in our business to get revenue growing.

We continue to look for opportunities to move more quickly to enhance our product and services capabilities and accelerate the execution of our strategy."

Key highlights

* Operating profit increased by around 17%[1,3]
* Operating margin increase expected to be around 2% points[1,3]
* Adjusted basic EPS[2] ahead of forecast and expected to be in the range of 14 - 15p
* Banking: total revenues up 6%[3]
* Healthcare: total revenues down 3%[3]
* Sesame: sale of 100% of Sesame to Friends Provident plc completed on 8 June 2007

1 Excluding Sesame
2 Adjusted basic EPS is calculated pre exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles and is based on an average number of shares in issue of 479m.
3 On a like for like basis - like for like data is at constant exchange rates and excludes disposals and non comparable periods in respect of acquisitions.
4 Operating profit and margin information is presented for continuing operations pre exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles.

Further information on the results for the period under review on both an as reported and like for like basis is contained in the Notes to this trading statement. Unless otherwise stated all figures in the paragraphs below refer to like for like data.

Group overview

We announced our strategy to turn Misys around and have begun to execute across all business areas. This first phase of the turnaround programme is about implementing cost savings and improving productivity so that we can re-invest in the business to grow revenue. This statement re-confirms that the turnaround is progressing in line with our expectations. This is a 3 to 5 year process and we are confident that we have the right foundation for moving forward and delivering improved and sustained returns for shareholders.

Banking

Revenues were up 6%, ILF revenues increased by 2% and ILF order intake was up

1%. In line with the trend in the first half, professional services revenues increased by 10% for the full year. Maintenance revenues increased by 5% as we continue to deliver valuable support to our customer base. Operating margin, on an as reported basis, is expected to be around 17%, up 3% points compared to last year.

Core Banking performance has not changed significantly year to year. Recurring revenue continues to be strong demonstrating good customer loyalty. The product and services strategy we announced is progressing to plan and has been well received by customers. In addition, a number of new contracts were signed with major global banks, including Grupo Santander and Credit Suisse.

Treasury & Capital Markets performed strongly and our market leading products have enabled us to win over 20 new name customers in a strong global market, including a number of tier 1 clients. This business is a growth engine for us and, in line with our strategy, we are investing here to accelerate that growth and enhance our leading market position.

Healthcare

Revenues were down 3%, ILF revenues were down 15% and ILF order intake decreased by 18%. As a result of the lower ILF revenues and order intake, professional services revenues decreased by 10%.

Despite the ILF performance, maintenance revenues continued to grow, increasing by 8%, demonstrating good customer loyalty. As in the first half, we have continued to see the benefits of the Payerpath acquisition with transaction processing revenues 3% higher. Operating margin, on an as reported basis, is expected to be slightly below the 15.1% achieved last year.

When we announced our strategy we indicated that we had identified serious performance and opportunity gaps. Performance remains poor, but we now have new management in place and we are taking cost action to improve profitability and fund new product and service offerings. We are also re-aligning our business to improve performance and better position it to execute the strategy.

Sesame

On 15 May 2007 we agreed to sell 100% of Sesame, to Friends Provident plc and this was completed on 8 June 2007. Sesame contributed adjusted operating profit of £15m, compared to £9m last year, these profits being included within adjusted EPS.

Exceptional Items

As communicated on 8 March, certain costs will be treated as exceptional over the next few years with the largest charge made in the year to 31 May 2007. The charge in the year, which is estimated to be around £60m, will include the impairment of Sesame goodwill arising from the disposal, impairment of capitalised development costs arising from the change in strategy, costs relating to the turnaround programme primarily related to process integration and property and, as already reported in the first half, the costs relating to the terminated offer process. A detailed analysis of these exceptional items, which is consistent with the guidance given on 8 March, will be provided with the full year results announcement in July.

Foreign exchange

Retranslating the results for 2006 using the average exchange rates for 2007 decreases 2006 revenues by £31m and operating profit by £6m and this is reflected in the like for like comparative results. The most significant impact is from the movement in the US dollar, where the average exchange rate in 2007 was US$1.9198:£1 compared to US$1.7760:£1 in 2006. The US$ exchange rate at 31 May 2007 was US$1.9796:£1. If we were to retranslate our 2007 results at the closing exchange rates at 31 May 2007 instead of the average rates for the year this would result in revenue and operating profit decreasing by approximately £ 11m and £2m respectively on an adjusted basis.

ENDS

A conference call for analysts and investors will be held at 8.30am today. To access this call please dial +44 (0) 1452 542300; Passcode 4465820. The call will be available for replay from later today until 3 July 2007 on +44 (0) 1452 550000; Passcode 4465820#.

For further information, please contact:

ANALYST/INVESTOR ENQUIRIES

Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.com

MEDIA ENQUIRIES

Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910 914

Email: josh.rosenstock@misys.com

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific

software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury & capital markets Misys is a market leader, with over 1,200 customers, including all of the world's top 50 banks. In healthcare Misys is also a leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,500 people who serve customers in more than 120 countries. For more information, visit: www.misys.com

NOTES

These Notes are provided to assist assessment of the performance of the Group from this trading statement.

All figures below are unaudited and are prepared in accordance with IFRS. The data below has been provided on both an as reported basis and on a like for like basis. In this trading update the like for like numbers illustrate the underlying trading performance of the Group in the period under review. The like for like results exclude the results of the businesses disposed of, those classified as discontinued operations (Sesame and General Insurance) and the incremental benefit of acquisitions. Like for like figures are quoted in sterling using average exchange rates for the year ending 31 May 2007.

Operating margin information is presented pre exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles.

GROUP

CONTINUING OPERATIONS		AS REPORTED		LIKE FOR LIKE	
	FY: 2006	FY 2007		FY:2007	
	£m	% Change	£m	% Change	£m
REVENUE					
Group total	583.3	(4)%		1%	
Banking	266.6	3%		6%	
Healthcare	316.7	(9)%		(3)%	
Group operating margin	13.2%	Around 14%			

Net interest payable and other finance costs, including those within Sesame, is around £11m.

Adjusted basic EPS for the year is expected to be in the range of 14p - 15p per share, based on a weighted average number of shares in issue of 479m.

Certain costs currently estimated to be £60m have not been included in the above results due to their one off nature and will be classified as exceptional items within our financial statements. These costs principally relate to the impairment of Sesame goodwill, costs related to the transformation process and the terminated offer process.

BANKING DIVISION

		AS REPORTED		LIKE FOR LIKE	
	FY: 2006	FY 2007		FY:2007	
	£m	% Change	£m	% Change	£m
REVENUE					
Total revenue	266.6	3%		6%	
Initial Licence Fees (ILF)	83.6	(1)%		2%	
Maintenance	121.6	2%		5%	
Professional Services	49.6	9%		10%	
ILF order intake	84	(3)%	82	1%	82
Closing ILF order book	31	(9)%	29	(4)%	29
Operating margin	14.2%	Around 17%			

HEALTHCARE DIVISION

		AS REPORTED		LIKE FOR LIKE	
	FY: 2006	FY 2007		FY:2007	
	£m	% Change	£m	% Change	£m

REVENUE

Total revenue	316.7	(9)%		(3)%	
Initial Licence Fees (ILF)	57.1	(21)%		(15)%	
Maintenance	123.2	0%		8%	
Professional Services	34.2	(17)%		(10)%	
Transaction Processing	70.4	2%		3%	
ILF order intake	55	(24)%	42	(18)%	42
Closing ILF order book	27	(16)%	23	(11)%	23
Operating margin	15.1%	Slightly below last year			

SESAME

	AS REPORTED			LIKE FOR LIKE	
	FY: 2006	FY 2007		FY:2007	
	£m	% Change	£m	% Change	£m
Total revenue	370.0	(8)%		(8)%	
Operating margin	2.3%	Around 4.5%			

ADDITIONAL INFORMATION

	2006	2007
	£m	£m
Capitalisation of developed software	14	16
Amortisation of developed software	5	6
Share-based payment charge	10	5

FOREIGN EXCHANGE

The principal foreign exchange rates used by the Group are detailed in the table below.

	At 31 May 2006		At 31 May 2007	
	Closing	Average	Closing	Average
US Dollar	1.8731	1.7760	1.9796	1.9198
Euro	1.4596	1.4647	1.4719	1.4779

END

Rule 12g3-2(b) File No. 82-34981

Misys plc ("Misys") confirms that, further to the announcement made on 15 May 2007, Jim Malone, Misys' new Chief Financial Officer, has been appointed a director of Misys with effect from 19 June 2007. At the date of his appointment Jim had a holding of 50,000 shares in Misys. Further details relating to Jim's appointment were given in the announcement made on 15 May 2007 which is accessible on the Misys website at www.misys.com

20 June 2007

(Ends)

Analyst / Investor Enquiries:

Alex Dee — Tel: +44 (0) 20 7368 2336

Mob: +44 (0 7989 017 979

Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock — Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910914

Email: josh.rosenstock@misys.co.uk

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury & capital markets Misys is a market leader, with over 1,200 customers, including all of the world's top 50 banks. In healthcare Misys is also a leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,500 people who serve customers in more than 120 countries. For more information, visit: www.misys.com

END

END